January 24, 2012

Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	Verastem, Inc.
Filed on Form S-1
Registration No. 333- 177677

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between January 17, 2012 and the date hereof 4,379 copies of the Preliminary Prospectus dated January 13, 2012 were distributed as follows: 50 to 50 prospective underwriters; 1,744 to 1,744 institutional investors; 233 to 2 prospective dealers; 1,352 to 1,352 individuals and 1,000 to 1,000 others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

We were advised on January 24, 2012 by the Corporate Finance Department of the Financial Industry Regulatory Authority that it has reviewed the above-captioned Registration Statement and that it has determined to raise no objections with the respect to the fairness of the terms and arrangements of the offering.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:30 p.m. on January 26, 2012 or as soon thereafter as practicable.

Very truly yours,

UBS SECURITIES LLC
LEERINK SWANN LLC
as representatives of the several Underwriters

By:	/s/ Joseph Ferra
(UBS Securities LLC)

By:	/s/ Darshan Prabhu
(UBS Securities LLC)